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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                       SEC File No.:   001-13259
                                                          CUSIP No.: 902974 10 4

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR
[ ] Form N-CSR

         For Period Ended: September 30, 2003

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:.......................................

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

         U S Liquids Inc.

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Full Name of Registrant


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Former Name if Applicable


         411 N. Sam Houston Parkway East, Suite 400
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Address of Principal Executive Office (Street and Number)


         Houston, Texas 77060-3545
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City, State and Zip Code




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PART II -- Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         / / (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

From late September through early November 2003, the Registrant sold several business units, the proceeds of which were used to reduce the outstanding indebtedness under the Registrant's credit facility and pay transaction expenses. As a result of the financial statement restatements which are required in order to treat certain sales of business units as discontinued operations, discussions with lenders to extend the maturity date of the Registrant's credit facility, personnel reductions, and negotiations with prospective purchasers of additional business units, the Form 10-Q could not be completed within the prescribed time period.



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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

William M. DeArman                 (281)                         272-4500
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(Name)                           (Area Code)                 (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           /X/ Yes      / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          /X/ Yes      / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting revenues from continuing operations in the range of $17 million to $18 million for the three months ended September 30, 2003 compared to revenues from continuing operations of $19 million to $20 million for the three months ended September 30, 2002. Revenues from continuing operations decreased primarily as a result of decreased revenues at one of our Commercial Wastewater Division facilities and decreased volumes throughout the Commercial Wastewater Division. For the reasons described in Part III above, the Registrant is unable to provide any further estimates regarding the results of operations for the three months ended September 30, 2003. Although the Registrant expects to file its third quarter Form 10-Q by December 31, 2003, there can be no assurances that the Form 10-Q will be completed by that date.


                                U S Liquids Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 17, 2003                         By: /s/  William M. DeArman
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                                                   William M. DeArman,
                                                   Chief Executive Officer





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